Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	For the years ended December 31,

	2003	2002	2001	2000	1999

Earnings:
Pre-tax income from operations before adjustment for income or loss from equity investees	$169,203	$172,018	$167,317	$135,462	$74,157
Fixed charges	79,771	74,659	71,750	70,112	67,292
Plus: amortization of capitalized interest	28,040	20,940	18,443	14,233	15,759
Plus: distributed income (loss) from equity investees	4,095	2,916	6,656	2,968	1,884
Less: capitalized interest	(38,816)	(38,093)	(33,158)	(37,600)	(38,163)

Earnings available for fixed charges	$242,293	$232,440	$231,008	$185,175	$120,929
Fixed charges:
Interest incurred, both expensed and capitalized	$71,055	$66,345	$63,328	$62,100	$60,503
Debt issue cost amortization in the period	3,050	3,290	3,919	4,630	4,522
Rental expense representative of interest factor	5,666	5,024	4,503	3,382	2,267

Fixed charges	$79,771	$74,659	$71,750	$70,112	$67,292
Ratio of earnings to fixed charges	3.04	3.11	3.22	2.64	1.80

70